Filed Pursuant to Rule 253(g)(2)

File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 12 DATED JULY 1, 2019
TO THE OFFERING CIRCULAR DATED FEBRUARY 27, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated February 27, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on March 1, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Declaration of dividend;
•	Our Quarterly Net Asset Value (“NAV”) Per Share as of June 30, 2019;
•	Status of Our Share Redemption Plan; and
•	Historical NAV Information.

Declaration of Dividend

On June 28, 2019, the Manager of the Company declared a daily distribution of $0.0020547945 per share (the “July 2019 Daily Distribution Amount”) (which equates to approximately 7.50% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on July 1, 2019 and ending on July 31, 2019 (the “July 2019 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the July 2019 Distribution Period and the distributions are scheduled to be paid prior to October 21, 2019. While the Company’s Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.

Net Asset Value as of June 30, 2019

As of June 30, 2019, our NAV per common share is $9.97. This NAV per common share shall be effective until updated by us on or about September 30, 2019 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	June 30, 2019 [1]	March 31, 2019 [1]
ASSETS
Investments, at fair value	$83,123	$89,187
Real estate properties, at fair value	-	-
Loans and debt securities related to real estate (inclusive of accrued interest), at fair value	77,116	83,187
Other real estate investments, at fair value	6,007	6,000
Non-real estate-related investments, at fair value	-	-
Cash and cash equivalents	30,716	14,041
Other assets	5	7
Current interest receivable	729	841
Total Assets	$114,573	$104,076

LIABILITIES
Accounts payable	$1,104	$1,393
Due to related party	214	210
Dividends payable [2]	1,985	1,890
Settling subscriptions	322	629
Total Liabilities	$3,625	$4,122

NET ASSETS CONSIST OF:
Fundrise Real Estate Investment Trust, LLC Members’ Equity:
Common shares; 11,122,635 and 10,033,307 shares outstanding, net of accumulated amortization of deferred offering costs, on June 30, 2019 and March 31, 2019, respectively	$90,319	$81,400
Retained Earnings (Accumulated deficit)	20,091	18,180
Net adjustments to fair value	538	374
NET ASSETS	$110,948	$99,954
NET ASSET VALUE PER SHARE, on 11,122,635 and 10,033,307 shares outstanding for the periods ended June 30, 2019 and March 31, 2019, respectively [3]	$9.97	$9.96

[1] Estimated Balance Sheets as of June 30, 2019 and March 31, 2019.

[2] This amount does not include accrual for dividends payable that were declared before June 30, 2019 that relate to the third quarter of 2019 or dividends payable that were declared before March 31, 2019 that relate to the second quarter of 2019, respectively.

[3] The total shares issued and outstanding used in the computation of net asset value per share is the estimated amount of shares immediately prior to redemptions that are processed and effective on June 30, 2019 and March 31, 2019, respectively.

On July 1, 2019, the Company announced that its net asset value per share (“NAV”) as of June 30, 2019 is $9.97 per share of our Common Shares. This NAV per common share shall be effective until updated by us on or about September 30, 2019 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate loans and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our sponsor's internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) quarterly updates in the price of liquid assets for which third party market quotes are available, (3) accruals of our distributions payable at the end of the quarter related to the current or previous quarters, and (4) estimates of quarterly accruals, on a net basis, of our operating revenues, expenses and fees. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles (“GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the previous or current reporting period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

The per share purchase price of our Common Shares will continue to be $10.00 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10.00. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after September 30, 2019, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Share Redemption Plan Status

During the quarter ended June 30, 2019, we redeemed approximately 126,510 common shares pursuant to our share redemption plan.

Historical NAV Information

Below is the quarterly NAV per common share, as determined in accordance with our valuation policies, for each fiscal quarter from June 30, 2016 to June 30, 2019.

Date	NAV Per Share
June 30, 2016	$9.91
September 30, 2016	$9.92
December 31, 2016	$9.88
March 31, 2017	$9.84
June 30, 2017	$9.82
September 30, 2017	$9.80
December 31, 2017	$9.81
March 31, 2018	$9.86
June 30, 2018	$9.88
September 30, 2018	$9.89
December 31, 2018	$9.91
March 31, 2019	$9.96
June 30, 2019	$9.97